TRILOGY INTERNATIONAL PARTNERS LLC

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Trilogy International Partners, Inc.

We have audited the accompanying consolidated balance sheets of Trilogy International Partners, LLC and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, consolidated statement of mezzanine equity, and Members’ deficit, and consolidated cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trilogy International Partners LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Seattle, WA
March 27, 2017

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Balance Sheets
(US dollars in thousands, except unit amounts)

	Years Ended December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$21,154	$63,851
Accounts receivable, net	71,273	65,375
Equipment Installment Plan ("EIP") receivables, net	20,246	16,431
Inventory	20,440	23,744
Prepaid expenses and other current assets	27,159	25,839
Total current assets	160,272	195,240
Property and equipment, net	393,565	373,292
License costs and other intangible assets, net	113,054	127,535
Goodwill	9,294	9,195
Long-term equipment installment plan receivables	12,738	12,036
Other assets	17,281	18,488
Assets held for sale from discontinued operations	-	26,680
Total assets	$706,204	$762,466

LIABILITIES, MEZZANINE EQUITY AND MEMBERS' DEFICIT
Current liabilities:
Accounts payable	$45,827	$50,125
Construction accounts payable	17,869	23,879
Current portion of debt	8,796	465,768
Customer deposits and unearned revenue	22,727	27,367
Other current liabilities and accrued expenses	128,807	151,700
Total current liabilities	224,026	718,839
Long-term debt	591,151	130,425
Deferred income taxes	2,744	6,634
Other non-current liabilities	37,168	42,753
Liabilities held for sale from discontinued operations	-	20,871
Total liabilities	855,089	919,522
Commitments and contingencies
Mezzanine Equity
Redeemable Class A Units	96,956	96,956
Total mezzanine equity	96,956	96,956
Members' deficit:
Trilogy International Partners LLC members' deficit:
Members' investment (206,892 Class A, 141,496 Class B units issued and outstanding and 15,321 authorized and 12,981 issued and outstanding Class C units as of December 31, 2016. 201,146 Class A, 141,496 Class B units issued and outstanding and 15,321 authorized and 12,981 issued and outstanding Class C Units as of December 31, 2015)	275,602	274,393
Accumulated deficit	(598,141)	(600,249)
Accumulated other comprehensive income	6,151	4,270
Total Trilogy International Partners LLC members' deficit	(316,388)	(321,586)
Noncontrolling interests	70,547	67,574
Total members' deficit	(245,841)	(254,012)
Total liabilities, mezzanine equity and members' deficit	$706,204	$762,466

On behalf of the Board:

/s/ Mark Kroloff	/s/ Anthony Lacavera	/s/ Nadir Mohamed

Mark Kroloff	Anthony Lacavera	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except unit and per unit amounts)

	Years Ended December 31,
	2016	2015	2014

Revenues
Wireless service revenues	$524,740	$503,426	$529,463
Wireline service revenues	43,397	19,357	-
Equipment sales	178,772	142,839	77,329
Non-subscriber international long distance and other revenues	16,507	13,638	10,006
Total revenues	763,416	679,260	616,798

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	212,695	197,340	192,670
Cost of equipment sales	197,861	154,552	104,138
Sales and marketing	104,468	99,187	99,776
General and administrative	102,260	92,098	77,821
Depreciation, amortization and accretion	105,456	93,084	88,429
Loss on disposal and abandonment of assets	609	2,252	2,492
Total operating expenses	723,349	638,513	565,326
Operating income	40,067	40,747	51,472

Other (expenses)
Interest expense	(69,055)	(62,335)	(61,751)
Debt modification costs	(3,802)	-	-
Other, net	(133)	(4,268)	(2,580)
Total other expenses, net	(72,990)	(66,603)	(64,331)
Loss from continuing operations before income taxes	(32,923)	(25,856)	(12,859)
Income tax expense	(7,642)	(15,211)	(21,996)
Loss from continuing operations	(40,565)	(41,067)	(34,855)
Gain (loss) from discontinued operations, net of tax	50,303	(9,738)	(12,491)
Net income (loss)	9,738	(50,805)	(47,346)
Less: Net (income) loss attributable to noncontrolling interests	(7,630)	(1,342)	292
Net income (loss) attributable to Trilogy International Partners LLC	$2,108	$(52,147)	$(47,054)

Other comprehensive income (loss)
Net income (loss)	$9,738	$(50,805)	$(47,346)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,816	(18,846)	(5,530)
Net gain on derivatives	710	1,302	1,736
Other comprehensive income (loss)	2,526	(17,544)	(3,794)
Comprehensive income (loss)	12,264	(68,349)	(51,140)
Comprehensive (income) loss attributable to noncontrolling interests	(8,275)	5,315	3,250
Comprehensive income (loss) attributable to Trilogy International Partners LLC	$3,989	$(63,034)	$(47,890)

Basic and diluted net earnings (loss) per unit
Loss from continuing operations attributable to Trilogy International Partners LLC per unit	$(140)	$(124)	$(101)
Gain (loss) from discontinued operations attributable to Trilogy International Partners LLC per unit	146	(28)	(36)
Net income (loss) attributable to Trilogy International Partners LLC per unit	$6	$(152)	$(137)

Weighted Average Units outstanding
Basic and Diluted	343,443	342,642	342,642

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Statement of Mezzanine Equity and Members' Deficit
(US dollars in thousands, except units)

	Mezzanine Equity		Trilogy International Partners LLC Members'
							Accumulated
							(Deficit)/	Accumulated
	Redeemable						Retained	Other
	Class A	Members'	Class A	Class B	Class C	Members'	Earnings	Comprehensive	Noncontrolling
	Units	Investment	Units	Units	Units	Investment	(Deficit)	Income	Interests	Total
Balance, December 31, 2013	73,590	$96,956	127,556	141,496	12,981	$273,059	$(501,048)	$15,993	$53,484	$(158,512)
Net loss	-	-	-	-	-	-	(47,054)	-	(292)	(47,346)
Other comprehensive loss	-	-	-	-	-	-	-	(2,020)	(1,774)	(3,794)
Share purchase from noncontrolling interest	-	-	-	-	-	(314)	-	22	(55)	(347)
Note receivable from noncontrolling interest	-	-	-	-	-	(12,736)	-	1,162	10,862	(712)
Dividend to noncontrolling interest	-	-	-	-	-	-	-	-	(2,847)	(2,847)
Changes in noncontrolling interests	-	-	-	-	-	-	-	-	2,733	2,733
Balance, December 31, 2014	73,590	96,956	127,556	141,496	12,981	260,009	(548,102)	15,157	62,111	(210,825)
Net income (loss)	-	-	-	-	-	-	(52,147)	-	1,342	(50,805)
Other comprehensive loss	-	-	-	-	-	-	-	(10,556)	(6,988)	(17,544)
Member contribution	-	-	-	-	-	6,941	-	-	-	6,941
Changes in noncontrolling interests	-	-	-	-	-	7,443	-	(331)	11,109	18,221
Balance, December 31, 2015	73,590	96,956	127,556	141,496	12,981	274,393	(600,249)	4,270	67,574	(254,012)
Net income	-	-	-	-	-	-	2,108	-	7,630	9,738
Other comprehensive loss	-	-	-	-	-	-	-	1,836	690	2,526
Member contribution	-	-	5,746	-	-	5,000	-	-	-	5,000
Dividend to noncontrolling interest	-	-	-	-	-	-	-	-	(7,116)	(7,116)
Changes in noncontrolling interests	-	-	-	-	-	(3,791)	-	45	1,769	(1,977)
Balance, December 31, 2016	73,590	$96,956	133,302	141,496	12,981	$275,602	$(598,141)	$6,151	$70,547	$(245,841)

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS LLC
Consolidated Statements of Cash Flows
(US Dollars in thousands)

	Years Ended December 31,
	2016	2015	2014
Operating activities:
Net income (loss)	$9,738	$(50,805)	$(47,346)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for doubtful accounts	7,928	5,631	2,922
Depreciation, amortization and accretion	105,472	95,235	99,321
Equity-based compensation	2,706	1,309	1,895
Loss on disposal and abandonment of assets	613	2,323	2,402
Non-cash interest expense, net	4,517	5,485	4,805
Settlement of cash flow hedges	(1,836)	(1,788)	(3,919)
Debt modification costs	3,802	-	-
Non-cash loss from change in fair value on cash flow hedges	1,475	3,054	2,726
Unrealized (gain) loss on foreign exchange transactions	(1,775)	1,596	(664)
Deferred income taxes	(3,951)	1,104	3,375
Gain on disposal of discontinued operations	(52,792)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(13,489)	(11,482)	20,546
EIP receivables	(4,588)	(23,361)	(8,115)
Inventory	3,790	(14,450)	6,684
Prepaid expenses and other current assets	896	(2,809)	(1,152)
Other assets	(509)	(2,150)	-
Accounts payable	(5,736)	9,888	(11,019)
Other current liabilities and accrued expenses	(2,316)	9,225	(10,053)
Customer deposits and unearned revenue	(4,978)	427	3,512
Net cash provided by operating activities	48,967	28,432	65,920
Investing activities:
Purchase of property and equipment	(107,780)	(106,616)	(96,482)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	28,723	27,000	-
Changes in restricted cash	7,461	(3,732)	11,771
Purchase of spectrum licenses and other additions to license costs	(2,636)	(969)	(27,678)
Acquisition of a business, net of cash acquired	-	(7,624)	-
Proceeds from sale and disposal of property and equipment	106	534	4,639
Changes in Long-term deposits and other	(146)	412	2,805
Net cash used in investing activities	(74,272)	(90,995)	(104,945)
Financing activities:
Payments of debt	(582,039)	(73,934)	(45,705)
Proceeds from debt	581,167	96,918	126,545
Debt issuance and modification costs	(7,577)	(2,262)	(3,233)
Cash dividend to noncontrolling interest	(7,116)	(2,847)	-
Capital contributions from members	5,000	6,941	-
Deferred equity issuance costs paid	(4,947)	-	-
Transaction with 2degrees noncontrolling interest	(3,567)	-	-
Capital contributions from noncontrolling interests	-	3,057	-
Payment of financed license obligation	-	-	(8,061)
Purchase of shares from noncontrolling interest	-	-	(347)
Net cash (used in) provided by financing activities	(19,079)	27,873	69,199
Net (decrease) increase in cash and cash equivalents	(44,384)	(34,690)	30,174
Cash and cash equivalents, beginning of year (1)	64,993	100,266	69,995
Effect of exchange rate changes	545	(583)	97
Cash and cash equivalents, end of year (2)	$21,154	$64,993	$100,266

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142, $1,514 and $1,383 as of January 1, 2016, 2015, and 2014, respectively.
(2)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 and $1,514 as of December 31, 2015 and 2014, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Trilogy International Partners LLC, a Washington limited liability company, together with its consolidated subsidiaries in New Zealand and Bolivia (the “Company”, “Trilogy”, “we”, and “our”) is a provider of wireless voice and data communications including local, international long distance and roaming services, for both customers and international visitors roaming on its networks. The Company’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. The Company also provides fixed broadband communications to business and residential customers.

Below is a brief summary of each of Trilogy’s operations:

New Zealand:
Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees is licensed through November 2022, and has secured additional spectrum through November 2031, to provide nationwide wireless communication services. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over a 2G, 3G and 4G network. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. Additionally, with the acquisition of Snap Limited (“Snap”) on April 30, 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers (see Note 2 – Snap Acquisition for more details).

As of December 31, 2016, through its consolidated subsidiaries, Trilogy’s voting ownership interest in 2degrees was 62.9% and the remaining 37.1% was held by four different parties (including a trustee holding employee shares pursuant to the terms of the 2degrees Option Plan, as defined in Note 13 – Equity-Based Compensation and Payments).

Bolivia:
In November 1999, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel provides voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia over the existing GSM network. NuevaTel’s 2G, 3G and 4G networks provide a variety of data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its mobile communications services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to basic voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of December 31, 2016, Trilogy, through its consolidated subsidiaries, owned 71.5% of NuevaTel’s stock and the remaining 28.5% was owned by a third-party limited liability cooperative organized under the laws of the Republic of Bolivia.

Basis of Presentation and Principles of Consolidation

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities (“VIEs”) where it is deemed to be the primary beneficiary and thus VIEs are required to be consolidated in our financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company has two reportable segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Additional details on our reportable segments are included in Note 19 – Segment Information, of these Consolidated Financial Statements.

Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the useful lives of property and equipment, amortization periods for intangible assets, fair value of financial instruments and equity-based compensation, imputed interest on equipment installment receivables, cost estimates for asset retirement obligations, deferred income taxes, fair value measurements related to goodwill, spectrum licenses and intangibles, projections used in impairment analysis, evaluation of minimum operating lease terms, the allocation of purchase price in connection with business combinations and the period for recognizing prepaid and postpaid revenue based on breakage.

The Company records estimated revenue for rollover services (unused credit carried from month to month for up to 12 billing cycles) that is not expected to be used by its customers. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns. In 2016, as a result of changes in rate plans and offerings and the related impacts on vendor-specific objective evidence as used for values applied to rollover balances (primarily for data services), the Company recorded a $1.7 million increase in Wireless service revenues offset by a reduction to Customer deposits and unearned revenue, as a change in estimate.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The balance of cash and cash equivalents held by our foreign consolidated subsidiaries was $18.7 million and $30.1 million as of December 31, 2016 and 2015, respectively.

Restricted Cash:

The Company classifies cash as restricted when the cash is unavailable for use in general operations. These balances are reclassified to Cash and cash equivalents when the underlying obligation is satisfied, or in accordance with the governing agreement. Restricted cash expected to become unrestricted during the next twelve months is recorded in current assets. The Company had $1.7 million and $9.3 million of restricted cash included in Prepaid expenses and other current assets and Other assets within the Consolidated Balance Sheets as of December 31, 2016 and 2015, respectively. The restricted cash balances consisted primarily of cash balances held as collateral for derivative instruments and cash received from divestures for which all the conditions of sale had not yet been achieved.

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers (“third party retail channels”) and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represent $29.6 million and $28.8 million of Accounts receivable, net at December 31, 2016 and 2015, respectively. Interconnection receivables and payables are reported on a gross basis on the Consolidated Balance Sheets and on the Consolidated Statements of Cash Flows as the amounts do not have a legal right to offset, consistent with the presentation of related interconnection revenues and expenses on the Consolidated Statements of Operations and Comprehensive Loss.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance of doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $5.1 million and $4.6 million as of December 31, 2016 and 2015, respectively.

Equipment Installment Plan (“EIP”) Receivable:

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP. The amounts recorded as EIP receivables at the end of each period represent the receivables for which invoices were not yet generated for the customer (“unbilled”). Invoiced EIP receivables (“billed”) are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. The Company assesses the credit quality of each EIP applicant and applicants representing the greatest risk of default are declined from participation. Customers considered to be high risk must participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. All EIP customers are required to make a down payment for handsets financed through an EIP. The current portion of the EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of the EIP receivables is included in Long-term equipment installment plan receivables on our Consolidated Balance Sheets.

At the time of sale, we impute risk adjusted interest on the receivables associated with EIPs. We record the imputed interest as a reduction of equipment sales, and the deferred interest is included within Equipment installment plan receivables, net on the Consolidated Balance Sheets. The balance of the unamortized imputed interest recorded as of December 31, 2016 and 2015 was $2.3 million and $2.0 million, respectively. Interest income is recognized over the term of the EIP contract in Other, net on our Consolidated Statements of Operations and Comprehensive Loss.

The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including macro-economic factors. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely. See Note 6 – EIP Receivables for additional information as it relates to the allowance for doubtful accounts specifically attributable to the EIP receivables.

Inventories:

Inventory consists primarily of wireless devices and accessories, which are valued at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method and weighted average cost method which has historically approximated the FIFO method. Market value is determined using current replacement cost. The Company records inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. The Company does not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because the Company expects to recover the handset subsidies through service revenues.

The Company also records inventories on our Consolidated Balance Sheets, with a corresponding increase to Other current liabilities and accrued expenses, for inventories held by a third-party distribution and logistics company located in New Zealand. The third-party distribution and logistics company purchases the inventory from various equipment manufacturers on behalf of and at the directions of 2degrees specifying the purchase price, timing of purchase, and type and quantity of handsets. Therefore, the Company records the inventory once risk of loss is assumed in connection with the transfer from the manufactures to the third-party distribution and logistics company.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Property and Equipment:

Property and equipment is recorded at cost or fair value for assets acquired as part of business combinations and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: (i) buildings range from 28 to 50 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance the asset’s functionality or extend the asset’s useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company’s networks are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases at the point at which the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

Interest expense incurred during the construction phase of the Company’s wireless networks is capitalized as part of property and equipment until the projects are ready for its intended use and the assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Interest capitalized for the years ended December 31, 2016, 2015 and 2014 was $1.7 million, $1.1 million and $1.6 million, respectively.

The Company capitalizes certain costs incurred in connection with developing or acquiring internal use software. Capitalization of software costs commences once selection of a specific software project has been made and the Company approves and commits to funding the project. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. Capitalized software costs are included in Property and equipment, net and amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

The Company records an asset retirement obligation (“ARO”) for the fair value of legal obligations associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company’s legal obligations related to the network infrastructure, principally tower and related assets. These obligations include obligations to remediate leased land on which the Company’s network infrastructure assets are located. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive Loss.

The significant assumptions used in estimating the Company’s ARO include the following: a probability that the Company’s leases with ARO will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company’s incremental borrowing rates.

License Costs and Other Intangible Assets:

Intangible assets consist primarily of wireless spectrum licenses in foreign markets, tradenames and subscriber relationships. License costs primarily represent costs incurred to acquire wireless spectrum licenses in foreign markets, which are recorded at cost, and the value attributed to wireless spectrum licenses acquired in business combinations. Amortization begins with the commencement of service to customers using the straight-line method. The license costs are amortized over 7 to 20 years, which correspond with the expiration dates of the licenses as issued by the regulators. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of the licenses, management generally does not consider renewal periods since there is no certainty that a license will be renewed without significant cost (or at no cost).

Subscriber relationships were acquired as part of the Snap acquisition (see Note 2 – Snap Acquisition) and relate to established relationships with residential and enterprise customers through contracts. Subscriber relationships are amortized over the estimated useful life of 7 years using an accelerated method, which we believe best reflects the estimated pattern in which the economic benefits of the assets will be consumed.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group’s carrying value over the estimated fair value. We determine fair values by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate. There were no events or changes in circumstances that indicated impairment would be recorded for long-lived assets for the fiscal years ended December 31, 2016, 2015 and 2014.

Goodwill:

Goodwill is the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually on December 31, the last day of the fiscal fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. We may elect to first perform a qualitative assessment to determine whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, goodwill is tested for impairment based on a two-step test. In the first step, if required, the Company determines if the fair value of the reporting unit is less than the book value. If the Company concludes that the fair value of a reporting unit is less than its book value, the Company must perform step two in which it calculates the implied fair value of goodwill. If the implied fair value is less than book value, then a goodwill impairment loss is recognized for the difference. If the Company concludes that the fair value of a reporting unit is greater than its book value, step two is not performed, and the Company concludes that there is no goodwill impairment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Derivative Instruments and Hedging Activities:

We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or issue derivative instruments for trading or speculative purposes.

Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as “cash flow” hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive loss. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2016 and 2015, no derivative instruments were designated for hedge accounting.

Fair Value Measurements:

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Required Distributions:

The Company is required to make quarterly distributions to its members on a pro rata basis in accordance with each member’s ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from the Company. The Company was in a net taxable loss position for the years ended December 31, 2016, 2015 and 2014; therefore, no tax distributions were made to its members related to these tax years.

Revenue Recognition:

Wireless service revenues are primarily derived from providing access to and usage of the Company’s wireless networks. In general, access revenues from wireless postpaid customers are billed in arrears and recognized over the period that the corresponding services are rendered to customers. Wireless service revenues derived from usage of the Company’s networks, including voice, data, roaming and long-distance revenues, are recognized when the services are provided. As a result of the cutoff times of our multiple billing cycles each month, we are required to estimate the amount of subscriber revenues earned but not billed from the end of each billing cycle to the end of each reporting period. The Company also records estimated wireless service revenue for rollover services, unused credit carried from month to month for up to 12 billing cycles, not expected to be used. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns.

Prepaid wireless services sold to customers are recorded as unearned revenue prior to the commencement of services and is recognized when the services are used or expire. When prepaid services are not subject to expiration, the Company estimates breakage, cash consideration received for prepaid services but never expected to be redeemed by customers, based upon historical usage trends. The Company’s policy is to recognize revenue for estimated breakage when there is a remote likelihood the balance of prepaid services will be redeemed.

Interconnection revenues are generated when calls from other operators terminate on the Company’s networks and are recognized in the period the termination occurs.

Equipment sales consist principally of revenues from the sale of wireless handsets and accessories to subscribers and dealers. Equipment sales, including those on an EIP, are recognized when the products are delivered to the customer or dealer. The revenues and related expenses associated with the sale of wireless handsets and accessories through our indirect sales channels are recognized when the products are delivered and accepted by the dealer, including when products are provided by the third-party distribution company, as this is considered to be a separate earnings process from the sale of wireless services and probability of collection is likely.

The Company has determined that the sale of wireless services through its direct sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. For these multiple element arrangements, the Company must: (1) determine whether and when each element has been delivered; (2) determine relative selling price of each element using the selling price hierarchy of vendor-specific objective evidence of selling price, third party evidence, or the Company’s best estimate of selling price, as applicable, and; (3) allocate the total price among the various elements based on the relative selling price method. The revenue allocated to the multiple revenue streams is based on the relative selling price to the total consideration from the sale. Consideration allocated to the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Consideration allocated to the wireless service is recognized as service is rendered.

We also earn revenues from our wireline subscribers. These revenues are based upon usage of its network and facilities, contract fees and equipment sales. In general, fixed monthly fees for services are billed one month in advance and are recognized when earned. Revenues from services that are not fixed in amount and are based on usage are generally billed in arrears and recognized when service is rendered. We sell each of these services separately and each product or service has a standalone selling price. When equipment is sold separately from services, revenue is recognized upon delivery to the customer. When equipment is sold as part of a managed service, revenue is recognized over the contract period.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Customer Sales Incentives:

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and commissions. Current discount offers, when accepted by customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the Company’s historical experience for similar inducement offers. Current discount offers and commissions are presented as a reduction to revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration, and the fair value of such benefit can be reasonably estimated.

Pass Through Taxes:

The Company presents taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2016, 2015 and 2014 were $19.0 million, $21.3 million and $23.1 million, respectively.

Operating Leases:

The Company’s cell sites are typically situated on leased property including land, towers and rooftop locations. The Company’s retail stores, distribution facilities, office spaces and certain of its customer service centers are also leased. The Company’s lease contracts expire on various dates through 2043 and generally provide for renewal options of up to an additional ten years exercisable at our option. For scheduled rent escalation clauses during the lease terms, the Company records minimum rental payments on a straight-line basis over the fixed non-cancelable terms of the leases, including those periods for which failure to renew the lease imposes a significant economic penalty. If failure to exercise a renewal option imposes an economic penalty, the Company may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period(s) in addition to the fixed non-cancelable term of the lease in the determination of the appropriate estimated lease term, up to the estimated economic life of the underlying asset.

Defined Contribution Plan:

The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company were $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Equity-Based Compensation:

The Company measures compensation costs for all equity-based payment awards made to employees based on the estimated fair values at the either the grant date for equity classified awards or quarterly for liability classified awards. The expense, net of estimated forfeitures, is recognized over the requisite service period, which is generally the vesting period of the award. The fair value of the equity-based payment awards is estimated using the Black-Scholes option valuation model.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Net (Loss) Earnings Per Unit (“EPU”):

The Company has two classes of common units: Member units and Profit interest units. Member units include Class A and B units which are issued in exchange for capital contributions (hereafter the “Member group”). Profit interest units consist of Class C units which are issued to employees or independent contractors in exchange for performing services (hereafter the “Profit group”). EPU is calculated separately for the Member group and for the Profit group using the two-class method.

Basic (loss) income per unit (“Basic EPU”) is computed by dividing net (loss) income attributable to the Member group unitholders and Profit group unitholders by the weighted average number of Member group and Profit group units outstanding, respectively, for the period. The Profit group is not included in the basic EPU calculation when the Company operates at a loss due to the anti-dilutive effect.

Diluted (loss) income per unit (“Diluted EPU”) gives effect to all dilutive potential Member units and Profit interest units outstanding during the period using the treasury stock method. Diluted EPU excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive. Diluted EPU is computed by dividing net (loss) income attributable to the Member group unitholders and the Profit group unitholders by the weighted average number of units outstanding, respectively.

Foreign Currency Remeasurement and Translation:

The functional currency for our Bolivian operation is the U.S. dollar and for our New Zealand operation is the New Zealand dollar, since the majority of the revenues and expenses in those operations are denominated in those currencies. However, a portion of the revenues earned and expenses incurred by our subsidiaries are denominated in currencies other than their functional currency. These transactions are remeasured into the functional currency based on a combination of both current and historical exchange rates. All foreign currency asset and liability amounts are remeasured at end-of-period exchange rates, except for nonmonetary items, which are remeasured at historical rates. Foreign currency income and expense are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical rates. Gains and losses from remeasurement of foreign currency transactions into the functional currency are included in other, net on our Consolidated Statements of Operations in the period in which they occur.

Assets and liabilities from our New Zealand operation are translated from New Zealand dollar into U.S. dollar at the exchange rate on the balance sheet date while revenue and expenses are translated at the average exchange rate in the month they occurred. Gains and losses from the translation of our New Zealand operation’s financial statements into U.S. dollars are included in Accumulated other comprehensive income on our Consolidated Balance Sheets.

Income Taxes:

For our taxable subsidiaries, we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we record the largest amount of tax benefit to meet such threshold.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

We recognize interest and penalties related to unrecognized tax benefits on the Other, net line in the accompanying Consolidated Statements of Operations. Accrued interest and penalties are included on the related tax liability line in the Consolidated Balance Sheets.

Concentrations:

The Company’s revenues are attributable to our international operations. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the countries in which the Company operates. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations. For key financial information of our subsidiaries in New Zealand and Bolivia, see Note 19 – Segment Information.

Recently Adopted Accounting Standards:

In April 2015, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) related to the presentation of debt issuance costs. The objective of this ASU is to simplify the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This ASU was effective for financial statements issued for fiscal years beginning after December 15, 2015 for publicly traded companies and interim periods within those fiscal years. The Company adopted this standard in fiscal 2016. As a result of the adoption, the Company reclassified unamortized deferred financing costs from Other assets to Long-term debt for all periods presented. The adoption did not have an impact on the Company’s Consolidated Statements of Operations or Consolidated Statements of Cash Flows. See additional considerations in Note 9 – Debt of these Consolidated Financial Statements for amounts reclassified for each period presented.

In November 2015, the FASB issued an ASU related to classification of deferred income taxes. This ASU requires entities to classify Deferred Tax Assets (“DTAs”) and Deferred Tax Liabilities (“DTLs”) by jurisdiction, as noncurrent in the balance sheet. The ASU simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current and noncurrent in the balance sheet. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2016 for public companies, and interim periods within those years. Early adoption is permitted for any interim or annual financial statements that have not been issued. The Company early adopted this standard in the fourth quarter of 2016 and applied the guidance retrospectively. As a result of the adoption, the Company reclassified $6.1 million of DTA and $8.9 million current DTL to noncurrent DTL in the Consolidated Balance Sheet. The adoption did not have an impact on the Company’s Consolidated Statements of Operations or Consolidated Statements of Cash Flows.

Recently Issued Accounting Standards:

In February 2016, the FASB issued an ASU related to recognition of leases. This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require both classifications of leases, operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for all organizations. The adoption of this ASU will result in the recognition of significant right to use assets and lease liabilities in our Consolidated Balance Sheets. Our evaluation is continuing, including the assessment of other potential impacts of this ASU on our Consolidated Financial Statements.

In May 2014, the FASB issued an ASU related to revenue recognition, which will supersede nearly all existing recognition guidance under GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation. For public entities, this pronouncement is effective for annual reporting periods beginning after December 15, 2017. Early application is not permitted. We expect the standard to impact the methods used to reserve for discounts, refunds and other customer incentives, which may impact the timing of revenue recognition. Our review is in its preliminary stage and we will continue to evaluate additional impact that this ASU will have on our Consolidated Financial Statements. Furthermore, the updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption and we continue to evaluate our method of adoption of this ASU.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 2 – SNAP ACQUISITION

On April 30, 2015, the Company through its consolidated subsidiary, 2degrees, completed the acquisition of 100% of the stock of Snap, a New Zealand provider of fixed broadband communications services. Pursuant to the terms of the purchase agreement, the purchase price of $28.4 million New Zealand dollars (“NZD”) was paid by 2degrees through a combination of common stock of 2degrees and $9.9 million NZD in cash. The fair value of 2degrees shares issued as consideration was determined by management with the assistance of a third party valuation specialist. The cash consideration paid for the Snap acquisition as well as cash paid for closing, integration and other costs were funded through cash contributions of a total of $10.0 million from members of the Company and the noncontrolling interest holders. The Snap acquisition was accounted for under the acquisition method of accounting. The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed based on the exchange rate at the acquisition date (1.33 NZD to 1.00 USD):

Consideration:
Fair value of consideration transferred (2degrees stock)	$13,832
Cash consideration transferred	7,624

Total consideration transferred	$21,456

Identifiable assets acquired and liabilities assumed:
Current assets	$3,622
Property and equipment	3,874
Identifiable intangible assets and internally developed software	18,569
Other non-current assets	1,284
Current liabilities	(6,036)
Current portion of long-term debt	(976)
Deferred tax liability - long-term	(5,077)
Capital leases	(3,272)
Other non-current liabilities	(560)
Total assets acquired net of liabilities assumed	11,428

Goodwill	10,028

$21,456

The goodwill recorded of $10,028 is primarily attributable to the acquired workforce and operational and administrative synergies expected to arise from the acquisition. The Company also recorded a deferred tax liability, which relates to the intangible assets recognized as part of this stock acquisition which do not have a corresponding basis for tax purposes.

Acquired identifiable assets and their estimated useful life in years are as follows:

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Identifiable Intangible Assets and Internally		Estimated Useful
Developed Software	Purchase Price	Life in Years
Subscriber relationships	$ 14,058	7
Internally developed software	3,834	3
Tradename	677	2
	$ 18,569

The following table shows the summarized financial information included in our Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015 resulting from the acquisition of Snap from and after May 1, 2015:

December 31, 2015
Wireline service revenues	$19,357
Operating expenses	26,076
Net loss	(4,950)

Operating expenses above include non-cash items such as depreciation and amortization of $4.4 million for the year ended December 31, 2015.

The Company incurred professional fees such as legal, accounting and valuation services of approximately $1.0 million related to this acquisition, which were expensed as incurred and recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015.

Unaudited Supplemental Pro Forma Information:

The pro forma information as presented below is for information purposes only and is not indicative of operations that would have been achieved from the Snap acquisition had they occurred at the beginning of Fiscal 2014. Supplemental information on an unaudited pro forma basis is as follows:

	Fiscal Year 2015	Fiscal Year 2014
Total revenue	$688,603	$645,197
Loss from continuing operations, net of tax	(41,264)	(39,367)

The unaudited pro forma supplemental amounts have been calculated to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to the acquired assets and assumed liabilities had been applied from the beginning of Fiscal 2014 with the related tax effects.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 3 – DISCONTINUED OPERATIONS

Trilogy Dominicana:

In March 2015, the Company committed to a plan to sell its subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations.” The Company ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, the Company, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, the Company received cash of $27 million from the buyer, of which $5 million was recorded as restricted cash within Prepaid expenses and other current assets in the Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and the Company received the remaining proceeds of $35.0 million and recognized a gain on sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

ComCEL Sale:

On March 30, 2012, the Company sold its subsidiary in Haiti, Communication Cellulaire d’Haiti (“ComCEL”), to a wholly-owned subsidiary of Digicel Group (“Digicel”). The Company deposited $8.0 million of the purchase price into escrow as security for its indemnification obligations under the purchase agreement. The escrow period terminated in March 2015, at which time this last tranche of the escrow of $2.1 million was released to the Company and the Company recognized a gain on disposal of ComCEL of $2.1 million during the year ended December 31, 2015. For the year ended December 31, 2014, the gain recognized on disposal of ComCEL was $3.4 million, primarily related to releases from the escrow account. These gains were included in loss from discontinued operations in the Consolidated Statements of Operations and Comprehensive Loss.

Assets and liabilities held for sale related to discontinued operations as of December 31, 2015 were as follows:

December 31, 2015
Assets held for sale:
Current assets	$9,630
Property and equipment, net	15,048
Other assets	2,002
Total assets	$26,680

Liabilities held for sale:
Current liabilities	$17,122
Noncurrent liabilities	3,749
Total liabilities	$20,871

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

There were no assets and liabilities related to discontinued operations as of December 31, 2016. The following table summarizes the results of operations from the discontinued operations:

	Years Ended December 31,
	2016	2015	2014
Revenues	$7,493	$51,022	$62,873

Net loss	$(2,489)	$(10,964)	$(15,902)
Gain on sale of discontinued operations	52,792	1,226	3,411
Gain (loss) from discontinued operations, net of tax	$50,303	$(9,738)	$(12,491)

The following table summarizes the cash flows from discontinued operations:

	Years Ended December 31,
	2016	2015	2014
Net cash provided by (used in) operating activities	$223	$(11,104)	$(7,497)
Net cash used in investing activities	$(490)	$(2,074)	$(1,915)

No activity from the discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31, 2016	December 31, 2015

Land, buildings and improvements	$8,998	$8,500
Wireless communication systems	685,562	607,411
Furniture, equipment, vehicles and software	111,690	104,867
Construction in progress	61,246	48,214

	867,496	768,992
Less: accumulated depreciation	(473,931)	(395,700)

Property and equipment, net	$393,565	$373,292

Depreciation expense was $85.8 million, $77.1 million and $74.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Advances to equipment vendors are included in Other assets and totaled $6.9 million and $6.8 million as of December 31, 2016 and 2015, respectively.

AROs are primarily recorded for the Company’s legal obligations to remediate leased property on which the Company’s network infrastructure and related assets are located. The AROs are recorded in Other non-current liabilities with a corresponding amount in Property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2016. The activity in the AROs was as follows:

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	Years Ended December 31,
	2016	2015
Beginning balance	$18,878	$14,959
Revisions in estimated cash flows	(690)	2,689
Additional accruals	1,733	1,410
Foreign currency translation	132	(1,349)
Accretion	1,585	1,169
Disposals	(45)	-
Ending balance	$21,593	$18,878

The corresponding assets, net of accumulated depreciation, related to AROs were $10.7 million and $10.6 million as of December 31, 2016 and 2015, respectively.

Supplemental cash flow information:

The Company acquired $1.8 million, $1.1 million and $5.4 million of property and equipment through current and long-term debt during the years ended December 31, 2016, 2015 and 2014, respectively.

The Company acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment on the Consolidated Statements of Cash Flows of $5.6 million, $(11.4) million and $(6.9) million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 5 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company’s goodwill balance:

	December 31, 2016	December 31, 2015

Beginning balance	$9,195	$-
Acquisitions and related adjustments	-	10,028
Foreign currency adjustment	99	(833)

Balance at the end of the year	$9,294	$9,195

There are no accumulated goodwill impairments for the years ended December 31, 2016 and 2015.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company’s license costs and other intangible assets consisted of the following:

		December 31, 2016
	Estimated	Gross Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net
License costs	7 - 20 years	$186,626	$(81,700)	$104,926
Subscriber relationships	7 years	12,937	(5,399)	7,538
Other	6 -14 years	3,581	(2,991)	590

Total		$203,144	$(90,090)	$113,054

		December 31, 2015
	Estimated	Gross Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net
License costs	7 - 20 years	$182,859	$(66,877)	$115,982
Subscriber relationships	7 years	12,799	(2,309)	10,490
Other	6 -14 years	3,566	(2,503)	1,063

Total		$199,224	$(71,689)	$127,535

Amortization expense was $18.0 million, $14.9 million and $12.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2016, is as follows:

Years ending December 31,
2017	$17,628
2018	16,979
2019	16,218
2020	10,323
2021	7,349
Thereafter	44,557
Total	$113,054

Bolivia:

In March 2014, NuevaTel was the successful bidder in the auction for 30 MHz of 1700/2100 MHz (“AWS”) band spectrum.

NuevaTel paid $23.0 million for this AWS spectrum in April 2014. The licenses were granted in May 2014 and will be valid for 15 years through 2029.

New Zealand:
On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”), which expires in 2031, for $44.0 million NZD ($30.4 million based on the exchange rate at December 31, 2016). TIRS has made this spectrum available to 2degrees, which will use such spectrum in connection with its provision of future 4G services.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand, and in October 2013, the Company was required to obtain a letter of credit for the ultimate benefit of the government of New Zealand, which was secured by $5.2 million of collateral. The first installment on the long-term payable of $10.3 million NZD ($8.2 million based on the exchange rate at the date of payment) was paid in October 2014 by the Company on behalf of TIRS. Collateral related to the letter of credit was returned to the Company in November 2014 in connection with the October 2014 payment. TIRS is obligated to make four additional annual installment payments along with accrued interest commencing in December 2016. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. On September 14, 2016, Trilogy’s request to defer the December 2016 annual payment until March 2017 was granted by the government of New Zealand. In March 2017, Trilogy paid for that deferred installment, on behalf of TIRS, $10.5 million NZD ($7.3 million based on the exchange rate at the date of payment).

As of December 31, 2016, the outstanding current and long-term portion of the license obligation for the 700 MHz License recorded in other current liabilities and accrued expenses and other non-current liabilities was $10.3 million and $13.0 million, respectively. Future maturities of the license obligation as of December 31, 2016 are as follows:

Years ending December 31,
2017	$10,300
2018	6,339
2019	6,706
2020	-

Total	$23,345

The Company designated TIRS as an unrestricted subsidiary under the indenture for the Company’s $450 million principal amount of senior secured notes due 2016 (the “Trilogy 2016 Notes”) (see Note 9 – Debt). Trilogy International South Pacific LLC (“TISP”) is the owner of the equity interests in TIRS and a wholly-owned subsidiary of the Company. On October 25, 2013, TISP and 2degrees entered into agreements pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand. TISP would have this right after September 30, 2016, or earlier if an acquisition of TIRS and the assumption of its license obligations by 2degrees would not cause 2degrees to be in violation of any of its covenants under the 2degrees Senior Facilities Agreement or the Huawei Loan (see Note 9 – Debt).

On November 3, 2016, the agreement between TISP and 2degrees, entered on October 25, 2013, was amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. Payments made under the amended agreement are subject to 2degrees board approval. A prepayment was made by 2degrees to TISP in the amount of $7.4 million on November 9, 2016 under the amended agreement.

NOTE 6 – EIP RECEIVABLES

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 24 months using an EIP.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The following table summarizes the unbilled EIP receivables:

	December 31, 2016	December 31, 2015

EIP receivables, gross	$36,403	$31,393
Unamortized imputed interest	(2,327)	(1,984)
EIP receivables, net of unamortized imputed interest	$34,076	$29,409
Allowance for doubtful accounts	(1,092)	(942)
EIP receivables, net	$32,984	$28,467

Classified on the balance sheet as:	December 31, 2016	December 31, 2015

Equipment installment plan receivables, net	$20,246	$16,431
Long-term equipment installment plan receivables	12,738	12,036
EIP receivables, net	$32,984	$28,467

The Company categorizes unbilled EIP receivables as prime and subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, the Company uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores and service plan characteristics. We periodically assess the proprietary scoring system. Prime subscriber receivables are those with lower delinquency and eligible for sale to a third party. Subprime subscribers are those with higher delinquency and those who are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. The balances of EIP receivables on a gross basis by credit category as of the period presented were as follows:

	December 31, 2016	December 31, 2015

Prime	$28,902	$25,767
Subprime	7,501	5,626
Total EIP receivables, gross	$36,403	$31,393

The EIP receivables had weighted average imputed interest rates of 6.93% and 7.5% as of December 31, 2016 and 2015, respectively.

The following table shows changes in the aggregate carrying amount of the unbilled EIP receivables:

	December 31, 2016	December 31, 2015

Beginning balance of EIP receivables, net	$28,467	$7,832
Additions	86,167	67,408
Billings and payments	(33,595)	(20,397)
Sales of EIP receivables	(47,672)	(21,955)
Foreign currency translation	110	(2,381)
Change in allowance for doubtful accounts and imputed interest	(493)	(2,040)
Total EIP receivables, net	$32,984	$28,467

Sales of EIP Receivables:

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless customers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Company determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the receivables, as well as any related allowance for doubtful accounts and the loss on sale is recognized in General and administrative expenses. The Company also reverses unamortized imputed interest related to sold receivables, included in Equipment installment plan receivables, net, on the Consolidated Balance Sheets and recognizes the reversed unamortized imputed interest as Equipment sales. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

The following table summarizes the impact of the sales of the EIP receivables in the years ended December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

EIP receivables derecognized	$47,672	$21,955
Cash proceeds (gross of initial legal and bank set-up fees)	(41,338)	(18,827)
Reversal of unamortized imputed interest	(3,393)	(1,535)
Reversal of allowance for doubtful accounts	(1,430)	(659)
Pre-tax loss on sales of EIP receivables	$1,511	$934
Initial legal and bank set-up fees	$-	$1,175

NOTE 7 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31, 2016	December 31, 2015

Payroll and employee benefits	$18,556	$16,868
Dealer commissions and subsidies	17,883	15,030
Value-added tax and other business taxes	17,137	14,404
Interest payable	12,370	20,879
Interconnection and roaming charges payable	12,364	10,980
Handset purchases	11,650	9,416
Current portion of license obligation	10,300	4,263
Income and withholding taxes	8,822	13,452
Unearned proceeds on disposal of Trilogy Dominicana	-	27,000
Other	19,725	19,408

Other current liabilities and accrued expenses	$128,807	$151,700

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 8 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis at December 31, 2016 and 2015, all of which represent Level 2 fair value measurements:

	December 31, 2016	December 31, 2015

Assets:

Forward exchange contracts	$1,145	$-

Total assets	$1,145	$-

Liabilities:
Interest rate swaps	$1,984	$3,112
Forward exchange contracts	-	399

Total liabilities	$1,984	$3,511

The fair value of interest rate swaps are measured using quotes obtained from a financial institution for similar financial instruments. The fair value of forward exchange contracts is based on the differential between the contract price and foreign currency exchange rate as of the balance sheet date.

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2016 and 2015.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, and interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities as a discount rate for the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015

Carrying amount, excluding unamortized discount and deferred financing costs	$609,644	$602,089
Fair value	$616,168	$589,783

For fiscal year 2016 and 2015, we did not record any material other-than-temporary impairments on financial assets and liabilities required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 9 – DEBT

The Company’s long-term and other debt as of December 31, 2016 and 2015 consisted of the following:

	December 31, 2016	December 31, 2015

Trilogy Notes	$450,000	$450,000
New Zealand Senior Facilities Agreement	133,101	134,321
Bolivian Syndicated Loan	23,158	13,351
Other	3,385	4,417
	609,644	602,089
Less: unamortized discount	(3,931)	(669)
Less: deferred financing costs	(5,766)	(5,227)
Total debt	599,947	596,193
Less: current portion of debt	(8,796)	(465,768)
Total long-term debt	$591,151	$130,425

As of December 31, 2016, the future maturities of long-term and other debt, excluding unamortized debt discounts and deferred financing costs, consisted of the following:

Years ending December 31,
2017	$8,796
2018	133,306
2019	456,945
2020	6,825
2021	3,430
Thereafter	342

Total	$609,644

Trilogy 2016 Notes:

On August 10, 2010, the Company issued Trilogy 2016 Notes in the aggregate principal amount of $370 million due August 2016 in an offering exempt from registration under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). In April 2014, the Company issued and sold $80.0 million principal amount of additional Trilogy 2016 Notes at 99.5% of the principal amount thereof. The issuance of the additional $80.0 million was consented to by the holders of the Trilogy 2016 Notes and effected through an amendment to the indenture for the Trilogy 2016 Notes. Proceeds of $78.0 million, net of a commitment fee of 2% paid to the Trilogy 2016 Notes purchasers, were received by the Company on April 7, 2014. Terms of the additional Trilogy 2016 Notes were substantially identical with those of the originally issued Trilogy 2016 Notes. Separately, a consent fee of $0.9 million was paid to the existing note holders, all of whom consented to the above described amendment to the Trilogy 2016 Notes indenture.

The Trilogy 2016 Notes bore interest at a rate of 10.25% per year, payable semi-annually on February 15 and August 15 of each year.

Refinancing of Trilogy 2016 Notes:

On April 26, 2016, the Company entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which the Company agreed to issue and sell to the Initial Purchaser $450 million aggregate principal amount of senior secured notes, in an offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The sale of the senior secured notes (the “Trilogy 2019 Notes”) was funded on May 6, 2016.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The proceeds of $445.5 million, net of discount of $4.5 million, were used to fund the Company’s April 22, 2016 offer to purchase any and all of the previously outstanding Trilogy 2016 Notes (the “Tender Offer”) and to discharge any Trilogy 2016 Notes that remained outstanding following the Tender Offer. On May 6, 2016, the Company accepted and paid $444.1 million principal amount for tendered Trilogy 2016 Notes pursuant to the Tender Offer at a price of $1,008.50 per $1,000 principal amount, plus accrued interest (the “Early Tender Premium”). The Early Tender Premium of $3.8 million was recorded as a deferred financing cost of the Trilogy 2019 Notes in the second quarter of 2016 and is included in Long-term debt in the Consolidated Balance Sheet. The Early Tender Premium and the unamortized balance of the deferred financing costs associated with the Trilogy 2016 Notes are amortized using the effective interest method over the term of the Trilogy 2019 Notes.

The Tender Offer expired on May 19, 2016, with no additional Trilogy 2016 Notes tendered. On May 6, 2016, the Company issued a notice of redemption at par plus accrued interest with respect to the $5.9 million of Trilogy 2016 Notes which remained outstanding and on June 5, 2016, paid $6.1 million to the indenture trustee to redeem such outstanding Trilogy 2016 Notes, plus accrued interest.

The refinancing of the Trilogy 2016 Notes was accounted for as a modification in accordance with the applicable accounting guidance. The total fees paid to third parties in connection with the modification were $3.8 million which we expensed in fiscal 2016. The Trilogy 2019 Notes mature May 15, 2019 and bear interest at a rate of 13.375% per year, payable semi-annually on May 15 and November 15 of each year, which commenced November 15, 2016.

The Company has the option of redeeming the Trilogy 2019 Notes, in whole but not in part, upon not less than 30-days and not more than 60-days notice as follows:

  Prior to November 15, 2016, at 100% plus a "make whole" premium
  On or after November 15, 2016 but prior to May 15, 2017, at 106.688%
  On or after May 15, 2017, at 100%

On or after May 15, 2017, the Company may redeem up to 35% of the original outstanding principal amount at 100% with the proceeds of a public equity offering. Upon election of any early redemption option, the Company is required to pay accrued and unpaid interest on the Trilogy 2019 Notes being redeemed.

In connection with the transaction described below in the liquidity section with Alignvest Acquisition Corporation, an Ontario, Canada special purpose acquisition corporation (“Alignvest”), pursuant to an Arrangement Agreement dated as of November 1, 2016 (as amended, the “Arrangement Agreement”), the Company and the holders of the Trilogy 2019 Notes agreed to amend the indenture for the Trilogy 2019 Notes, among other things, (i) to permit the Company to consummate the Arrangement Agreement and the transactions to be entered into in connection therewith without such Arrangement Agreement and related transactions constituting a “Change of Control” under the indenture, and (ii) to permit Alignvest, on the one hand, and the Company and its Subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement Agreement. The Company and the Trustee under the indenture executed a First Supplemental Indenture setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by the Company, the Trustee and the guarantors thereunder, and became operative upon the closing of the Arrangement Agreement, from such date of execution, upon the confirmation to the Trustee that the Arrangement Agreement had been consummated and that Alignvest and/or certain other affiliates of the Company invested in the aggregate a minimum of $125 million in the Company since November 1, 2016 or in connection with the consummation of the Arrangement Agreement. The First Supplemental Indenture also contains a covenant requiring the Company to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of the Company since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Trilogy 2019 Notes or to pay interest thereon, and requiring the Company to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Trilogy 2019 Notes or (ii) pay interest on the Trilogy 2019 Notes that is scheduled to be paid between the closing date of the Alignvest transaction and July 31, 2017. Upon consummation of the Arrangement Agreement, the Company set aside a minimum of $125.0 million as required by the First Supplement Indenture.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The Trilogy 2019 Notes are secured by a first priority lien on the equity interests of certain of the Company’s direct wholly owned domestic subsidiaries. Certain categories of intercompany and third party indebtedness owed to the Company or its subsidiaries must also be pledged to secure the Trilogy 2019 Notes; however, there are no such forms of indebtedness subject to the pledge requirement as of December 31, 2016. The indenture governing the Trilogy 2019 Notes contains various covenants that restrict, among other things: incurring additional indebtedness, repaying other indebtedness prior to maturity, making acquisitions or investments (including in certain of our subsidiaries), creating or incurring certain liens, transferring or selling certain assets, entering into transactions with affiliates, and entering into mergers or consolidations.

Senior Facilities Agreement:

In June 2013, 2degrees entered into a Senior Facilities Agreement (as amended, the “Senior Facilities Agreement”) with Bank of New Zealand (“BNZ”), pursuant to which BNZ agreed to provide financing of up to $150 million NZD, such availability to be based in part upon 2degrees’ EBITDA (as defined in the Senior Facilities Agreement) for the prior twelve months. In March 2014, additional financial institutions (together with BNZ, the “Banks”) provided commitments under the Senior Facilities Agreement, which increased the amount of potential financing to $165 million NZD. In January 2015, the Senior Facilities Agreement was amended to include an additional commitment to fund 2degrees’ capital expenditures in the amount of $20 million NZD, provided that until 2degrees’ credit facility (the “Huawei Loan”) with Huawei Technologies (New Zealand) Company Limited (“Huawei”) was repaid in full, all such capital expenditures had to be incurred with Huawei or any of its related entities. The Huawei Loan was fully repaid in May 2015. With this additional commitment, the total amount of potential financing increased to $185 million NZD.

In August 2015, 2degrees entered into an agreement with the existing members of the Senior Facilities Agreement to refinance the $185 million NZD facility and provide an additional commitment of $15 million NZD for a total of $200 million NZD of potential financing ($138.4 million based on the exchange rate at December 31, 2016). Separate facilities are provided under the agreement to repay the existing outstanding balance and fund 2degrees’ capital expenditures ($185 million NZD) and to fund 2degrees’ working capital requirements ($15 million NZD). As of December 31, 2016, the $185 million NZD ($128.0 million based on the exchange rate at December 31, 2016) facility was fully drawn-down, and $7.4 million NZD ($5.1 million based on the exchange rate at December 31, 2016) was drawn on the $15 million NZD working capital facility. The borrowings and repayments for these facilities, including the recurring activity to fund working capital requirements, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at a rate ranging from 1.15% to 2.05% (depending upon 2degrees’ senior leverage ratio at that time) plus the New Zealand Bank Bill Reference Rate (“BKBM”). Additionally, a line fee of between 0.75% and 1.35% (depending upon 2degrees’ senior leverage ratio at that time) calculated on the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is also payable quarterly. The Senior Facilities Agreement maturity date is June 30, 2018. However, once a year, beginning on January 1, 2016, at least six months apart, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the $15 million NZD facility used to fund its working capital requirements to zero. As of December 31, 2016, the line fee rate was 0.95% . The effective interest rate (weighted average interest rate plus line fee) on the combined balance of the facilities outstanding as of December 31, 2016 and December 31, 2015 was 4.68% and 6.02%, respectively.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

  maintain a total interest coverage ratio of not less than 3.0 times;
  maintain a senior leverage ratio of not greater than 3.0 times; and
  not exceed 110% of the agreed to annual capital expenditures in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees, including the 700 MHz License Trilogy acquired on behalf of 2degrees in January 2013.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Bolivian Syndicated Loan:

In April 2016, NuevaTel entered into a $25 million debt facility (the “Bolivian Syndicated Loan”) with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of the previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian Syndicated Loan is required to be repaid in predetermined quarterly installments which commenced in 2016 and will end in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the Bolivian Syndicated Loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia. Interest is payable on a quarterly basis. At December 31, 2016, the interest rate was 7.0% . The outstanding balance of the current and long-term portion of the Bolivian Syndicated Loan was $1.9 million and $21.3 million, respectively, as of December 31, 2016.

The Bolivian Syndicated Loan agreement contains certain financial covenants requiring NuevaTel to maintain:

  an indebtedness ratio (as defined in the Bolivian Syndicated Loan agreement) of not greater than 2.15 times;
  a debt coverage ratio (as defined in the Bolivian Syndicated Loan agreement) of not less than 1.25 times;
  a current ratio (as defined in the Bolivian Syndicated Loan agreement) of not less than 0.65 times; and
  a structural debt ratio (as defined in the Bolivian Syndicated Loan agreement) of not higher than 3.0 times.

Substantially all of NuevaTel’s assets are pledged as collateral to secure the Bolivian Syndicated Loan.

Covenants:

As of December 31, 2016, the Company was in compliance with all of its debt covenants.

Interest Cost Incurred:

Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $70.7 million, $63.4 million and $63.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,

	2016	2015	2014

Interest paid, net of capitalized interest	$73,067	$56,469	$52,419

Deferred Financing Costs:

Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2016 and 2015, the balances were $5.8 million and $5.2 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense and totaled $3.3 million, $4.5 million and $4.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Liquidity:

As of December 31, 2016, the Company had approximately $21.2 million in cash and cash equivalents. For the year ended December 31, 2016, the net income attributable to Trilogy was $2.1 million and cash flow provided by operating activities was $49.0 million. The Company had negative working capital of $63.8 million as of December 31, 2016. The current and historical operating cash flows, current cash and working capital balances, and forecasted obligations of the Company were considered in connection with management’s evaluation of the Company’s ongoing liquidity.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

On November 1, 2016, the Company and Alignvest, whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange, announced that they had entered into the Arrangement Agreement to effect a business combination transaction. The transaction was completed on February 7, 2017 in accordance with the Arrangement Agreement, and the Company received $199.3 million of cash in connection with the closing of the transaction. The cash resources received from the transaction are expected to provide funding for investment in network assets and to provide capital sufficient to meet ongoing obligations. In addition, the Company intends to seek to refinance the Trilogy Notes during 2017 with a combination of cash on hand and newly issued indebtedness. Trilogy plans to meet with certain holders of the Trilogy Notes and new prospective investors to discuss a possible refinancing. Trilogy will then assess whether investor interest, general market conditions, and the Company’s own business priorities indicate that a refinancing can be undertaken on satisfactory terms and, if so, whether it should proceed with a refinancing.

NOTE 10– DERIVATIVE FINANCIAL INSTRUMENTS

Cross-Currency Swap:

On April 5, 2011, we entered into a cross-currency swap designated as a cash flow hedge to exchange USD-denominated debt under the Huawei Loan into NZD in order to fix our future principal payments in NZD, as well as mitigate the impact of foreign currency transaction gains or losses. Under this contract, we had fixed the related future interest payments. We received a variable amount based on LIBOR plus a spread of 4.10% and paid a fixed amount based on a rate of 13.41% . The variable interest rate calculation was reset two days prior to each quarterly calculation period. In November 2014, we terminated the cross-currency swap and replaced the instrument with an interest rate swap (see below for details), the primary terms of which are unchanged. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the cross-currency swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to de-designation (see Note 15 - Accumulated Other Comprehensive Income) will be amortized to Other, net over the remaining life of the interest rate swap agreement. The amount reclassified from Accumulated other comprehensive income (loss) to Other, net was a loss of $0.5 million and $0.9 for the years ended December 31, 2016 and 2015, respectively.

Summarized financial information for the terminated cross-currency swap is shown below for the year ended December 31, 2014:

Non-cash gain/(loss) from change in fair value recorded in other, net	$358
Gain/(loss) reclassified from comprehensive income (loss) to other, net	$(1,205)
Net cash settlement	$(3,023)

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement (see Note 9 - Debt). Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred. The fair value of these contracts was $1.8 million and $2.1 million as of December 31, 2016 and 2015, respectively. As of December 31, 2016, the total notional amount of these agreements was $155 million NZD. The agreements have effective dates from March 31, 2014 through June 30, 2019 and termination dates from June 30, 2017 to June 30, 2021.

On April 5, 2011, the Company entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under the Huawei Loan (see Note 9 - Debt). Under this swap agreement, we principally receive a variable amount based on the BKBM rate and pay a fixed amount of 9.61% based on 5.51% plus the 4.10% rate premium stated in the Huawei Loan. The variable interest rate calculation is reset on the first day of each calendar quarter. The fair value of this contract was approximately $0.1 million and $0.3 million at December 31, 2016 and December 31, 2015, respectively, and is included in Other current liabilities and accrued expenses. As of December 31, 2016, the total notional amount of this interest rate swap was $6.0 million NZD, or $4.2 million using the exchange rate at that date. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to de-designation (see Note 15 - Accumulated Other Comprehensive Income) will be amortized to Other, net over the remaining life of the interest rate swap agreement.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

As of December 31, 2016, the total notional amount of the new interest rate swap which replaced the cross-currency swap terminated in November 2014 was $6.5 million NZD, or $4.5 million using the exchange rate at that date. Under this agreement, we receive a variable amount based on BKBM plus a spread of 4.10% and pay a fixed amount based on a rate of 13.41% . The variable interest rate calculation is reset on the first day of each quarterly calculation period. The fair value of this swap, included in Other current liabilities and accrued expenses, was approximately $0.1 million and $0.7 million at December 31, 2016 and 2015, respectively.

Summarized financial information for all of the aforementioned interest rate swaps is shown below:

	Years Ended December 31,
	2016	2015	2014

Non-cash (loss)/gain from change in fair value recorded in other, net	$(750)	$(1,752)	$(1,348)

(Loss)/gain reclassified from comprehensive income (loss) to other, net	$(217)	$(397)	$(531)

Net cash settlement	$(1,836)	$(1,788)	$(880)

The Company had $1.0 million pledged as collateral for the interest rate swap contracts as of December 31, 2016. This restricted cash is included in Prepaid expenses and other current assets on our Consolidated Balance Sheet as of December 31, 2016. The Company had $1.8 million pledged as collateral for the interest rate swap contracts as of December 31, 2015. This restricted cash was included in Other assets on our Consolidated Balance Sheet as of December 31, 2015.

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

In January 2017, we terminated the Company’s domestic interest rate swap agreements discussed above, and the collateral balance of $1.0 million was returned to the Company.

Forward Exchange Contracts:

At December 31, 2016, 2degrees had various short-term forward exchange contracts to sell $36.9 million NZD and buy $26.6 million and $0.2 million Euros to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred. During the year ended December 31, 2016, a foreign exchange gain of $1.6 million was recognized in Other, net. The Company had assets, included in Prepaid expenses and other current assets on the Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $1.1 million as of December 31, 2016. During the year ended December 31, 2015, a foreign exchange loss of $1.2 million was recognized in Other, net. The Company had liabilities, included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets, for estimated settlements under these forward exchange contracts of $0.4 million as of December 31, 2015.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 11 – MEZZANINE EQUITY

Three Class A Unit holders (“Class A Unit Holders”) with a combined unit holding of 73,590 Class A Units have been granted additional rights to cause Trilogy to repurchase their Class A Units as follows:

  These three Class A Unit Holders have the right, prior to the occurrence of an initial public offering (“IPO”), to request that the Company elect, in the Company’s sole discretion, to use commercially reasonable best efforts to effect one of the following transactions within 12 months of the Class A Unit Holder’s request: (i) repurchase the Class A Unit Holder’s outstanding units at fair market value; (ii) cause an IPO to occur; or (iii) enter into a binding agreement to sell the Company.

  If an IPO has not occurred prior to the sale of substantially all of the assets of or more than 50% of the outstanding equity interest in 2degrees, two of these three Class A Unit Holders have the option to require the Company to purchase as many of the Class A Unit Holder’s outstanding Company units as equal to (i) the net proceeds received from the sale of 2degrees divided by (ii) the fair market value of the Class A Units.

The Class A Unit redemption rights were effected in the Fifth Amended and Restated LLC Agreement among Trilogy International Partners LLC and its members. The Company has recorded these Class A Units in the mezzanine section of the accompanying consolidated balance sheets and not members’ equity (deficit) because the redemption of these Class A Units are not exclusively in the Company’s control. The Class A Unit rights became redeemable based on the following schedule:

Redeemable
Date when redemption right became exercisable	Class A Units

July 30, 2014	48,590
December 24, 2015	25,000
Total redeemable units	73,590

The Class A units included within mezzanine equity were recorded at fair value on the date of issuance and have been adjusted to the greater of their carrying amount or redemption value as of December 31, 2016 and 2015.

NOTE 12 – MEMBERS’ INTEREST

Units Authorized, Issued and Outstanding:

As of December 31, 2016, the Company was authorized to issue up to 208,617 Class A Units, 141,496 Class B Units, and 15,321 Class C Units. The Company has two classes of units: Member units and Profit interest units. Member units include Class A and B units which are issued in exchange for capital contributions (hereafter the “Member group”). Profit interest units consist of Class C Units which are issued to employees or independent contractors in exchange for performing services (hereafter the “Profit group”). As of December 31, 2016, 206,892 Class A Units, 141,496 Class B Units and 12,981 Class C units were issued and outstanding. Losses are allocated to Class A and B unit members based on their respective unit percentage. The Class C Units are treated as profit interests, meaning they do not participate in losses. Profits are shared across the unit holders based on unit percentage across Class A, B and C units, once losses allocated to Class A and B unit members are recovered.

In connection with the Arrangement Agreement, SG Enterprises II (“SG Enterprise”), an entity owned and controlled by John Stanton and Theresa Gillespie, related parties of Trilogy, subscribed for additional Class A Units of Trilogy for approximately $5 million. The contribution was received by Trilogy in November 2016.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Voting Rights:

The Class A Units have one vote per Class A Unit. Class B Units have ten votes per Class B Unit. The Class C Units have no voting rights.

Conversion

Class B units may be converted to Class A Units on a one to one basis at any time and from time to time at the option of the holder thereof upon written notice of such holder to the Company listing the number of Class B units to be converted. Class A units and Class C Units are not convertible. All unit members are subject to drag along rights which require automatic participation by all unit members in any transaction that is approved by one or more members owning units constituting 50% or greater of the voting rights of the total outstanding Class A and B Units.

Distribution & Liquidation Rights:

The following summarizes the hierarchy of distributions among the debt and equity holders of the Company in the event of liquidation:

•	Debt holders receive their outstanding balance on debt;

•	Distributions will be made among the equity holders in proportion to the number of Units held by each member, except that:

•

No distributions will be made with respect to any Class C Units until the Class A Units and Class B Units have received, on a per-Unit basis, distributions equal to a predetermined “Threshold Amount” that is assigned to each Class C Unit. For Class C Units issued before 2008 (“Original Class C Units”), the Threshold Amount is $1,250 per Unit. For Class C Units issued during or after 2008, the Threshold Amount is $1,073 per Unit;

•

Until distributions among the Class A Units and Class B Units have reached the Threshold Amount for a Class C Unit, amounts that would otherwise be distributable with respect to that Unit will instead be distributed among the Class A Units and Class B Units; and

•

Once distributions among the Class A Units and Class B Units have reached the Threshold Amount of $1,250 per Unit for the Original Class C Units, the Original Class C Units will receive a priority distribution of $250 per Unit from amounts that would otherwise be distributable among the Class A Units and Class B Units.

NOTE 13 – EQUITY-BASED COMPENSATION AND PAYMENTS

2degrees Option Plans:
2degrees awards service-based share options (the “Options”) to employees under various plans (the “2degrees Option Plan”) whose vesting is subject to meeting a required service period of up to three years. Approximately 30.0 million non-voting ordinary shares of 2degrees common stock were authorized for issuance related to the 2degrees Option Plan of which 26.4 million options granted and outstanding are classified as equity awards and are valued based on the fair value of the underlying 2degrees shares at the date of grant. The remaining 3.6 million options granted and outstanding under the 2degrees Option Plan are liability-classified awards as the Option holders have the right to require 2degrees to repurchase exercised Options for cash equal to the fair value at the date of repurchase. As such, the liability is remeasured each reporting period based on the fair value of the underlying 2degrees shares at each balance sheet date. At December 31, 2016 and 2015, the liability-classified awards of $2.9 million and $1.9 million, respectively, are included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets, due to the current nature of these instruments.

The following table summarizes the range of assumptions used in the Black-Scholes model for options granted in the years ended December 31, 2016, 2015 and 2014.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	2016	2015	2014
Expected term (in years)	2.82 - 4.32	3.03 - 4.79	3.15 - 5.00
Risk free interest rate	3.01%	2.99% - 3.01%	2.99% - 3.01%
Volatility	25%	25%	30%
Dividend yield	0%	0%	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, at maturity with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term. 2degrees has not paid dividends in the past and does not currently have plans to pay dividends.

The following table provides the outstanding Options as of December 31, 2016 and the changes in the period:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic
	Options	Price per Unit	(in years)	Value
Outstanding at December 31, 2015	26,986,045	$1.24
Granted	5,650,000	1.56
Forfeited	(55,000)	1.42
Redeemed	(2,575,000)	1.00
Outstanding at December 31, 2016	30,006,045	$1.31	3.8	$14,620

Exercisable at December 31, 2016	21,131,045	$1.23	2.8	$11,941

The weighted-average grant date fair value of options granted during the years 2016, 2015 and 2014 were $0.39, $0.35 and $0.33, respectively. The total intrinsic value of options redeemed or exercised during the years ended December 31, 2016 and 2015 were $1.2 million and $0.2 million, respectively. There were no options exercised or redeemed during the year ended December 31, 2014.

Certain participants were required to make a partial payment from $0.01 to $0.10 per share (depending on the plan) at the date of grant, which is fully refundable upon forfeiture of the related Options. 2degrees retains the partial payments as a liability until such Options are exercised. The liability of $0.3 million and $0.4 million as of December 31, 2016 and December 31, 2015, respectively, is included in Other current liabilities and accrued expenses on the Consolidated Balance Sheets.

During 2014, the Board of Directors of 2degrees and the holder of the then 4.3 million liability-classified awards agreed to terms to settle those options for $1.3 million, which approximated the intrinsic value of those awards. Of the $1.3 million, $0.8 million has been paid and remaining payment is expected to occur in 2017. The balance is included in Other current liabilities and accrued expenses as of December 31, 2016.

In July 2016, 2degrees and the Company completed a purchase of all of the equity interests held individually or through related parties by a minority shareholder in 2degrees (see Note 16 – Noncontrolling Interests in Consolidated Subsidiaries for further details). As part of this purchase, 2,250,000 equity-classified exercisable options were settled. Those options are characterized as redeemed options in 2016 in the table above.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Total equity-based compensation for the 2degrees Option Plan, net of forfeitures, of $2.7 million, $1.3 million and $1.9 million was recognized in General and administrative expenses in the Consolidated Statement of Operations and Comprehensive Loss for the years ended December 31, 2016, 2015, 2014, respectively.

As of December 31, 2016, the Company had total unrecognized compensation costs related to the 2degrees Option Plan of $1.9 million. The Company expects to recognize this cost over a weighted-average period of 1.3 years.

Restricted Class A Units:
At December 31, 2016, the Company granted 1,725 Class A Units to an employee of the Company (the “Restricted Class A Units”), which were all outstanding and unvested as of that date. The value of the Class A Units was estimated based on the grant date fair value as indicated by the completion of the Arrangement Agreement. The Restricted Class A Units vest over 4 years, with one-fourth vesting on each anniversary date of the award. There are no voting or dividends right prior to vesting.

As of December 31, 2016, the Company had total unrecognized compensation costs related to this award of $1.5 million. The Company expects to recognize this cost over a weighted-average period of 4 years.

NOTE 14– EARNINGS PER UNIT

Basic and diluted earnings per unit are computed using the two-class method, which is an earnings allocation method that determines earnings per unit for member units and profit interest units. The undistributed earnings are allocated between member units and profit interest units as if all earnings had been distributed during the period. Member units and profit interest units have equal rights to undistributed earnings. Profit interest units do not participate in losses. As such, in the event of an operating loss, the anti-dilutive profit interests and the Restricted Class A Units are excluded from the participating units.

Basic earnings (loss) per unit is calculated by taking net earnings (loss) attributable to Trilogy International Partners LLC, divided by the basic weighted average units outstanding. The weighted average units outstanding includes redeemable units recorded in mezzanine equity. In the event of a net loss, the profit interest units are subtracted from the weighted average units outstanding.

Diluted earnings (loss) per unit is calculated by taking net earnings (loss) attributable to Trilogy International Partners LLC, divided by the diluted weighted average units outstanding. In the event of a net loss, the profit interest units are subtracted from the weighted average units outstanding. As discussed above, anti-dilutive items are excluded from consideration in the calculation.

Class A and B units are treated as one class as the rights, obligations and income (loss) is allocated based on their respective unit percentage. Class A and B units diverge in the voting rights associated with each (see Note 12 – Members’ Interest).

The following table presents the calculation of basic and diluted net loss per unit attributable to Trilogy International Partners LLC (in thousands, except unit and per unit amounts):

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

	Year Ended December 31,
	2016	2015	2014

Loss from continuing operations attributable to Trilogy International Partners LLC	$(48,195)	$(42,409)	$(34,563)

Gain (loss) from discontinued operations attributable to Trilogy International Partners LLC	50,303	(9,738)	(12,491)

Net income (loss) attributable to Trilogy International Partners LLC	$2,108	$(52,147)	$(47,054)

Basic

Basic weighted average units outstanding	356,424	355,623	355,623

Less: weighted average Class C – profit interest units	(12,981)	(12,981)	(12,981)

Basic weighted average units outstanding	343,443	342,642	342,642

Diluted

Basic weighted average units outstanding	343,443	342,642	342,642

Dilutive potential common shares(1)	-	-	-

Diluted weighted average units outstanding	343,443	342,642	342,642

Net loss per unit from continuing operations:

Basic	$(140.33)	$(123.77)	$(100.87)

Diluted	$(140.33)	$(123.77)	$(100.87)

Net earnings (loss) per unit from discontinued operations:

Basic	$146.47	$(28.42)	$(36.45)

Diluted	$146.47	$(28.42)	$(36.45)

(1)Diluted earnings per unit includes any dilutive impact of profit interest units, stock options, restricted stock units, performance-based restricted stock units and performance awards.

The Class C units are treated as profit interests, since they do not participate in losses. Profits are shared across the unit holders based on unit percentage across Class A, B and C units, once losses allocated to Class A and B unit holders are recovered. The following table includes the weighted average number of C units that may be dilutive in the future, upon the recovery of historical losses allocated to the Class A and B unit holders:

	Year Ended December 31,
	2016	2015	2014

Class C Units - profit interest units that do not participate in losses	12,981	12,981	12,981

Units excluded from calculation of diluted net earnings (loss)	12,981	12,981	12,981

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

NOTE 15 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of accumulated other comprehensive income attributable to Trilogy International Partners LLC is presented below:

		Cumulative	Unrealized
		Foreign	Gains and
		Currency	Losses on
		Translation	Derivative
	Total	Adjustment	Instruments

December 31, 2014	$15,157	$17,287	$(2,130)
Other comprehensive (loss) income before reclassifications	(12,189)	(12,189)	-
Amounts reclassified from AOCI	1,302	-	1,302
Net current period other comprehensive income (loss)	(10,887)	(12,189)	1,302

December 31, 2015	$4,270	$5,098	$(828)
Other comprehensive (loss) income before reclassifications	1,171	1,171	-
Amounts reclassified from AOCI	710	-	710
Net current period other comprehensive income (loss)	1,881	1,171	710

December 31, 2016	$6,151	$6,269	$(118)

NOTE 16 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and loss is allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	December 31, 2016	December 31, 2015

2degrees	$22,092	$19,059
NuevaTel	48,771	48,885
Salamanca Solutions International LLC	(316)	(370)

Noncontrolling interests	$70,547	$67,574

In April 2015, the Company contributed capital to 2degrees at a rate higher than its ownership percentage resulting in an increase of the Company ownership in 2degrees. At the same time, pursuant to the terms of the Snap purchase agreement, 2degrees issued shares of common stock to a noncontrolling interest. These two transactions resulted in a 1.5% decrease in the Company’s ownership interest in 2degrees.

2Degrees Minority Interest Shareholder Transaction and Share Repurchase:

In July 2016, 2degrees and the Company completed a purchase of all of the equity interests held individually or through related parties by a minority shareholder in 2degrees. The minority shareholder held ordinary shares, convertible notes and vested employee partly paid options, all of which were purchased for cash, in part by 2degrees and in part by the Company.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

2degrees funded its redemption of equity interests from the minority shareholder by issuing new shares, which were purchased by the Company. The Company paid a total of $4.5 million for all the equity interests it purchased directly from the minority shareholder, the newly issued shares it acquired from 2degrees and the convertible notes transferred from the minority shareholder. The amount of cash paid to acquire equity interest in 2degrees in excess of the fair value of the related equity interest was $1.0 million which was recorded and expensed in the period incurred. As a result of these transactions, the Company’s ownership percentage in 2degrees increased from 62.5% to 62.9% .

Supplemental Cash Flow Disclosure:

In the year ended December 31, 2014, the Company declared and accrued a dividend to be paid to noncontrolling interest of $2.8 million. The declared dividend was paid and recorded as a financing activity in the Consolidated Statements of Cash Flows for the year ended December 31, 2015.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Leases:
Estimated future minimum lease payments, utilizing current exchange rates at December 31, 2016, over the estimated lease terms are summarized below:

Years Ending December 31,
2017	$17,838
2018	16,413
2019	15,620
2020	14,977
2021	14,428
Thereafter	70,891

Total	$150,167

Aggregate rental expense for all operating leases was $19.6 million, $16.2 million and $15.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Commitments:

New Zealand:

Handsets

In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016) for an estimated total obligation of $341.0 million NZD ($235.9 million based on the exchange rate at December 31, 2016). As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at December 31, 2016) of its advertising budget per contract year to related marketing. As of December 31, 2016 the approximate obligation outstanding for handset purchases under this new purchase agreement, based on the exchange rate at that date, is set forth in the table below. We have not reduced the commitment amounts in the table below for potential rebates.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Year ending December 31,
2017	$56,717
2018	80,786
2019	48,350

Total	$185,853

Spectrum Licenses

On November 28, 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time of invoice based on adjustments for the Consumer Price Index and other variables, but will not exceed $9.2 million, based on the exchange rate at December 31, 2016. Payment will be due in 2022.

Huawei

As of December 31, 2016, 2degrees had an outstanding commitment with Huawei for technical support and spare parts maintenance, software upgrades, products, and professional services through the year 2019 in the amount of $19.3 million.

The aggregate amounts of the aforementioned obligations to Huawei outstanding as of December 31, 2016, based on the exchange rate at that date, are as follows:

Years ending December 31,
2017	$5,517
2018	6,910
2019	6,910

Total	$19,337

2degrees also has submitted purchase orders to Huawei in the amount of $1.9 million, based on the exchange rate at December 31, 2016, for other equipment and services, which the Company expects to be fulfilled through 2017.

Tech Mahindra
2degrees has purchase commitments with Tech Mahindra for ongoing information technology projects related to the development of a new business support system. As of December 31, 2016, 2degrees’ remaining purchase commitment totaled $5.8 million through 2017.

Other
As of December 31, 2016, 2degrees has remaining purchase commitments of $9.4 million with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, broadband inventory, inventory distribution services, and operational reporting tools through the year 2019 which are not significant individually.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel has agreed to provide NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of December 31, 2016, the minimum purchase commitment with Telecel was as follows:

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Years ending December 31,
2017	$6,749
2018	7,370
2019	1,577
2020	1,577
2021	1,577
Thereafter	15,770

Total	$34,620

In December 2011, NuevaTel signed an agreement with America Móvil Peru S.A.C. (“Claro”) pursuant to which Claro has agreed to provide NuevaTel international data telecommunications service through its existing and future capacity in Peruvian territory on the border with Bolivia. This purchase commitment expires in 2033. As of December 31, 2016, the minimum purchase commitment with Claro was as follows:

Years ending December 31,
2017	$603
2018	914
2019	914
2020	914
2021	914
Thereafter	10,049

Total	$14,308

NuevaTel also has a purchase commitment with Nokia Siemens Networks Oy (“Nokia”) for telecommunications equipment related to network expansion as well as a support service agreement. As of December 31, 2016, NuevaTel’s remaining purchase commitment with Nokia totaled $5.6 million through 2017.

In addition to the above, NuevaTel has remaining purchase commitments of $17.2 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising through the year 2018 which are not significant individually.

Contingencies:
General:

Trilogy’s international subsidiaries are subject to the laws and regulations governing telecommunications services in effect in each of the countries in which they operate. These laws and regulations can have a significant influence on Trilogy’s results of operations and are subject to change by the responsible governmental agencies. The financial statements reflect certain assumptions based on laws, regulations and customary practices currently in effect in each of the various countries. Trilogy cannot predict what future laws and regulations might be passed or other event might occur that could have a material effect on its investments or results of operations. Further, certain of the countries in which Trilogy has investments have experienced, or may experience, political and social instability. Trilogy assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary.

In addition to issues specifically discussed elsewhere, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Bolivian Regulatory Matters:

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the government. Although the law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved, the Bolivian government may attempt to use its powers under the new telecommunications law to impose burdensome obligations on NuevaTel or seek to expand its ability to impose fines or revoke NuevaTel’s license. The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes (“ATT”) issued a proposed replacement contract template to NuevaTel in March 2016. NuevaTel has submitted comments on the draft to the ATT in 2016. The ATT also recently renewed licenses held by NuevaTel’s competitors and NuevaTel has been advised that these licenses contain provisions based on the ATT template that was sent to NuevaTel. However, the Company will not know precisely how the renewal process will affect NuevaTel until NuevaTel’s license approaches its scheduled expiration in November 2019.

NuevaTel’s network experienced several outages or service degradation events, notably in January 2015, August 2015 (two separate events), October 2015, May 2016, June 2016, October 2016 (two separate events) and January 2017 (four separate events). NuevaTel has voluntarily compensated the customers affected by these outages and service degradations, except in cases where service interruptions were minimal in scope. The ATT is investigating several of these outages to determine if they were unforeseeable or if they could have been avoided by NuevaTel. The Company is currently assessing its exposure to possible regulatory sanctions. With respect to one of the August 2015 outages (in the town of San José de Chiquitos), the ATT has assessed a fine against NuevaTel of $4.5 million. NuevaTel has appealed the ATT’s decision to Ministry of Public Works, Services and Housing (Public Works Ministry), the regulator’s supervising entity, on grounds that the outage resulted from an unforeseeable software malfunction and that, consequently, it should not be subject to a significant fine. NuevaTel intends to contest the imposition of any such fine vigorously, thus no amount has been accrued in our Consolidated Balance Sheets.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. Based on the information available to the Company, as of December 31, 2015, $0.2 million was recorded as the probable loss amount. However, a decision by the Supreme Court of Bolivia, dated July 13, 2016, authorized the ATT to collect any fine confirmed by the Ministry of Public Services, notwithstanding the fact that the fine might still be the subject of an appeal in the Bolivian courts. During the latter part of 2016, the ATT began to collect fines based on this authorization from the Bolivian Supreme Court. Thus, NuevaTel has increased its accrual during the third quarter of 2016 to an accrual of $2.2 million, representing its estimate of the most likely exposure as of December 31, 2016. NuevaTel will continue to appeal the assessment of the $2.2 million fine.

In November 2016, the ATT published a communication indicating that it may eliminate the 60-90 day expiration periods for unused airtime credits. Based on further communications with government officials, the Company now believes that refunds will not be pursued by the ATT. The Company will continue to monitor additional communications from the ATT in this regard and evaluate potential impacts, if any, on the Company.

NOTE 18 – INCOME TAXES

For financial reporting purposes, (loss) income from continuing operations before income taxes includes the following components:

	Years Ended December 31, 2016 2015 2014

United States	$(66,384)	$(47,877)	$(49,029)
Foreign	33,461	22,021	36,170
Loss from continuing operations before income taxes	$(32,923)	$(25,856)	$(12,859)

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Income tax expense includes income and withholding taxes incurred in New Zealand, Bolivia and the U.S. as follows:

	Years Ended December 31,
	2016	2015	2014

Current:
U.S. Federal	$430	$602	$-
Foreign	11,162	13,490	18,621
	11,592	14,092	18,621
Deferred and other:
Foreign	(3,950)	1,119	3,375
	(3,950)	1,119	3,375

Total income tax expense	$7,642	$15,211	$21,996

The Company’s taxable income or loss is taxed directly to its members in accordance with their respective percentage ownership, therefore, no provision or liability for U.S. federal income taxes, other than U.S. federal withholding taxes, has been included in the financial statements. The Company’s subsidiaries, however, file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended December 31, 2016 are 28% and 25%, respectively.

The reconciliation between the effective tax rates on income from continuing operations to the U.S. federal statutory rate of zero percent is as follows:

	Years Ended December 31,
	2016	2015	2014

Income tax expense (benefit) at foreign rates	$9,190	$5,532	$8,436
Change in valuation allowance	(5,472)	4,058	7,709
Foreign withholding tax incurred	2,681	1,071	2,198
Withholding taxes associated with unrepatriated foreign earnings	(38)	3,234	3,724
Inflation adjustment	(1,655)	(726)	(272)
Nondeductible adjustment	2,707	1,143	1,165
Other - net	229	899	(964)

Total	$7,642	$15,211	$21,996

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The components of deferred tax assets and liabilities are as follows:

	December 31, 2016	December 31, 2015

Intangible assets	$1,539	$1,187
Fixed assets	4,111	3,591
Bad debt allowance	2,490	1,650
NOL carryforwards	52,930	59,918
Accrued liabilities	10,363	8,412
Inventory valuation	1,114	1,144
Other	2,024	1,818
Subtotal	$74,571	$77,720
Less: valuation allowance	(57,244)	(62,749)
Total net deferred tax assets	$17,327	$14,971

Intangible assets	$(517)	$(2,695)
Fixed assets	(8,753)	(8,070)
Withholding taxes associated with unrepatriated foreign earnings	(10,801)	(10,840)
Total deferred tax liabilities	$(20,071)	$(21,605)
Net deferred tax liability	$(2,744)	$(6,634)

Subsequent to the issuance of the Consolidated Financial Statements as of December 31, 2015, the Company’s management identified certain components of the deferred income tax balances that were inappropriately excluded from the table above. The Company corrected the disclosure table for the periods presented to include the balances previously omitted and changed the recorded valuation allowance by the same amount. Additionally, this impacted the change in valuation allowance and tax impact of certain permanent items disclosed in the effective tax reconciliation. The corrections did not change the reported net deferred tax liability balance or the total effective tax rate previously reported. Management has concluded that these corrections were immaterial to the Consolidated Financial Statement as a whole and had no impact on the amounts previously reported in the Company’s Consolidated Balance Sheets, Statements of Operations and Comprehensive Loss or Statements of Cash Flows.

As of December 31, 2016, we have income tax NOL carryforwards related to our international operations in New Zealand of approximately $189.0 million. Such tax losses carry forward indefinitely provided that shareholder continuity requirements are met. The Arrangement Agreement completed on February 7, 2017 resulted in a recapitalization of the Company’s members units. The Company will continue to assess the recoverability of the New Zealand NOL carryforwards based on shareholder continuity requirements.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets. A significant piece of objective negative evidence evaluated was the current and historical losses incurred in New Zealand. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2016 a valuation allowance of approximately $57.2 million has been recorded to recognize only the portion of the deferred tax assets that are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

We are subject to taxation in Bolivia, New Zealand and the United States. As of December 31, 2016, the following are the open tax years by jurisdiction:

New Zealand	2011 – 2016
Bolivia	2012 – 2016
United States	2011 – 2016

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2016	2015	2014

Income and withholding tax paid	$19,608	$23,448	$25,838

NOTE 19 – SEGMENT INFORMATION

We determine our reportable segments based on how our CEO, the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

Trilogy operates two reportable segments identified by their geographic regions:

  New Zealand – 2degrees offers wireless voice and data communication services through both prepaid and postpaid payment plans with prepaid customers. With the acquisition of Snap in April 2015, 2degrees began to provide fixed broadband communications services to business and residential customers in New Zealand.

  Bolivia – NuevaTel offers voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia.

Our CODM evaluates and measures segment performance primarily based on revenues and Adjusted EBITDA. Adjusted EBITDA represents income (loss) from continuing operations before income taxes excluding amounts for (1) interest expense; (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expense); (4) Loss (gain) on disposal and abandonment of assets; and (5) all other non-operating income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Adjusted EBITDA is a key measure for internal reporting and used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational factors that affect net income (loss). The presentation of Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to the Company, the most closely analogous GAAP measure. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Revenue is attributed to regions based on where services are provided. Segment results do not include any intercompany revenue. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash and cash equivalents, net property, plant and equipment, goodwill, and other intangible assets. Assets and capital expenditures not identified by reportable segment below are associated with discontinued operations and corporate assets. Corporate assets are primarily comprised of cash and cash equivalents available for general corporate purposes, investments and assets of the corporate headquarters. Expense and income items excluded from segment earnings are managed at the corporate level. The accounting policies of the reportable segments are the same as those described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

No customer accounts for more than 10% of our revenues.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to loss from continuing operations before income taxes for the years ended December 31, 2016, 2015 and 2014:

	For the fiscal year ended December 31,

	2016	2015	2014

Revenues

New Zealand	$487,337	$393,055	$320,385
Bolivia	275,514	285,382	296,155
Unallocated Corporate & Eliminations	565	823	258

Total revenues	$763,416	$679,260	$616,798

Adjusted EBITDA

New Zealand	$79,291	$55,455	$47,062
Bolivia	81,577	91,657	105,731

Equity-based compensation	(2,706)	(1,309)	(1,895)
Acquisition and other nonrecurring costs	(4,225)	(2,029)	-
Depreciation, amortization and accretion	(105,456)	(93,084)	(88,429)
Loss on disposal and abandonment of assets	(609)	(2,252)	(2,492)
Interest expense	(69,055)	(62,335)	(61,751)
Debt modification costs	(3,802)	-	-
Other expense, net	(133)	(4,268)	(2,580)
Unallocated Corporate & Eliminations	(7,805)	(7,691)	(8,505)

Loss from continuing operations before income taxes	$(32,923)	$(25,856)	$(12,859)

Depreciation, amortization and accretion
New Zealand	$59,436	$52,433	$51,949
Bolivia	45,981	40,435	36,050
Unallocated Corporate & Eliminations	39	216	430
Total depreciation, amortization and accretion	$105,456	$93,084	$88,429

Capital expenditures
New Zealand	$50,874	$57,253	$51,023
Bolivia	56,342	46,693	43,211
Unallocated Corporate & Eliminations	564	2,670	2,248
Total capital expenditures	$107,780	$106,616	$96,482

Total assets
New Zealand	$410,546	$398,012
Bolivia	284,358	296,102
Unallocated Corporate & Eliminations	11,300	68,352
Total assets	$706,204	$762,466

The table below presents total revenues by product or service type for the years ended December 31, 2016, 2015 and 2014:

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

			Unallocated
			Corporate &
	New Zealand	Bolivia	Eliminations	Total

Year ended December 31, 2016
Wireless service revenues	$259,206	$265,534	$-	$524,740
Wireline service revenues	43,397	-	-	43,397
Equipment sales	173,150	5,622	-	178,772
Non-subscriber ILD and other revenues	11,584	4,358	565	16,507
Total revenues	$487,337	$275,514	$565	$763,416

Year ended December 31, 2015
Wireless service revenues	$229,365	$274,061	$-	$503,426
Wireline service revenues	19,357	-	-	19,357
Equipment sales	138,648	4,191	-	142,839
Non-subscriber ILD and other revenues	5,685	7,130	823	13,638
Total revenues	$393,055	$285,382	$823	$679,260

Year ended December 31, 2014
Wireless service revenues	$243,031	$286,432	$-	$529,463
Equipment sales	73,838	3,491	-	77,329
Non-subscriber ILD and other revenues	3,516	6,232	258	10,006
Total revenues	$320,385	$296,155	$258	$616,798

NOTE 20 – RELATED PARTY TRANSACTIONS

Loan to Minority Shareholder of 2degrees:

In November 2010, in order to enable the Maori-owned shareholder of 2degrees (the “Maori Shareholder”) to fund capital calls by 2degrees and thus maintain its minority stake in 2degrees, the Company and the Maori Shareholder entered into agreements pursuant to which the Company made loans to the Maori Shareholder. The loans accrued interest at a rate of 10.5% per year and were payable quarterly in arrears. The loans were secured by the shares of 2degrees acquired by the Maori Shareholder with the related loan proceeds together with other 2degrees shares owned by the Maori Shareholder. In August 2013, the Company and the Maori Shareholder entered into an amendment whereby the Borrower was able to elect to pay in lieu of cash all or any portion of the interest due and payable to the Company by transferring 2degrees shares to the Company.

In August 2014, the Maori Shareholder transferred 11,101,917 2degrees shares to the Company in full repayment of the principal and interest due and payable to the Company of $14.1 million. The difference between the carrying value of the shares and the fair value of consideration transferred resulted in a decrease to members’ interest of the Company. As a result of this transfer, the Company’s ownership interest in 2degrees increased 2.91% . Interest income on the loan to the minority shareholder of 2degrees was $0.7 million for the year ended December 31, 2014.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

Agreement between Trilogy and SHC:

On July 31, 2013, the Company entered into an agreement (the “Agreement”) with (i) Salamanca Holding Company (“SHC”), a Delaware limited liability company owned by Stewart Sherriff (then Trilogy’s Chief Technology Officer and 2degrees’ interim Chief Executive Officer and now 2degrees’ Chief Executive Officer), Richard A. Dunn Jr. (Trilogy’s former Chief Financial Officer and a Trilogy employee through July 31, 2013) and Ian Beckett (a Trilogy contractor through July 31, 2013), and (ii) each of these three individuals. Pursuant to the Agreement, Trilogy transferred to SHC 80% of Trilogy’s interest in its wholly owned subsidiary in exchange for 2,140 Class C Units of Trilogy held by the three individuals.

Since 2008, Salamanca Solutions International LLC (“SSI”) has licensed billing and customer relations management intellectual property that it owned, known as Omega (the “Omega IP”), and associated software support and development services, to the Company’s subsidiaries in Bolivia, the Dominican Republic and Haiti. These companies paid maintenance fees to SSI that covered most of the operating costs of SSI. In 2012, Trilogy sold its Haitian subsidiary (see Note 3 – Discontinued Operations) and the acquirer did not extend the maintenance agreement with SSI. The Company believes that SHC, as the majority owner of SSI, intends to concentrate on locating new sources of revenue from third party customers for the Omega IP and related software services that SSI can provide. Trilogy, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy has the right to appoint one of four members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was a decrease to net loss by $42 thousand and an increase to net loss by $0.6 million for the years ended December 31, 2016 and 2015, respectively.

NOTE 21 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has reviewed all known events which have occurred after December 31, 2016 through March 27, 2017, the date on which the financial statements are available for issuance, for potential recognition or disclosure in the consolidated financial statements and footnotes.

Member’s contribution
On February 7, 2017, SG Enterprise subscribed for additional Class A Units of Trilogy for which the Company received $1.4 million.

Reverse Acquisition
On February 7, 2017, the Company and Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (“TIP Inc.”) completed the court approved Arrangement Agreement. TIP Inc. is listed on the Toronto Stock Exchange. In connection with the completion of the Arrangement, Trilogy’s historical members units and profit interest units were recapitalized into 157,339,668 Class A Units, 44,177,149 Class B Units and 39,334,917 Class C Units. To consummate the transaction, the Company issued all the outstanding Class A Units and Class B Units to TIP Inc. or a wholly-owned subsidiary thereof in exchange for substantially all the net monetary assets of TIP Inc. As a result of this exchange, $199.3 million of cash was received by the Company, net of $3.0 million cash retained by TIP Inc., along with other insignificant assets and liabilities. The number of Class B Units will at all times be equal to the number of common shares of TIP Inc. The Class C Units were issued to the legacy Company Members in exchange for the previously outstanding member units. The Class C Units are subdivided into Class C-1, C-2 and C-3 Units, each class subject to specific lock-up periods up to 24 months. Upon expiration of the lock-up period, the Class C Units can be redeemed for cash at fair value or a number of Common Shares of TIP Inc. equal to the number of Class C Units redeemed, the form of consideration to be determined by the Company. As of February 7, 2017, TIP Inc.’s economic interest in the Company is approximately 53%.

For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization. The Company was considered the accounting acquirer of TIP Inc. Accordingly, the Company’s historical financial statements as of period ends and for the periods ended prior to the acquisition will become the historical financial statements of TIP Inc. prior to the date of the acquisition. As of December 31, 2016, the Company has capitalized approximately $6.7 million of transaction costs in Prepaid and Other Assets that will be reclassified and offset against equity in the first quarter of 2017, in accordance with the accounting guidance related to an equity transaction.

TRILOGY INTERNATIONAL PARTNERS LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)

To give effect to the consummation of the Arrangement on February 7, 2017, the Company, TIP Inc., TIP Inc.’s wholly-owned subsidiary Trilogy International Partners Holdings (U.S.) Inc., a Delaware corporation (“U.S. Holdings”) and the legacy Company members entered into the Sixth Amended and Restated Limited Liability Company Agreement of the Company (the “Sixth LLC Agreement”). Immediately after consummation of the Arrangement, pursuant to the amendment provisions of the Sixth LLC Agreement, the Company, TIP Inc., U.S. Holdings and Trilogy International Partners Intermediate Holdings LLC, a Delaware limited liability company (“TIPIH”) which is a wholly-owned subsidiary of TIP Inc., entered into the Seventh Amended and Restated Limited Liability Company Agreement of the Company (the “Seventh LLC Agreement”) in connection with, and to give effect to, the transfer by TIP Inc. to TIPIH of all the outstanding Class B Units of the Company. With the adoption of the Sixth LLC Agreement and Seventh LLC Agreement, as of February 7, 2017, the pre-arrangement Class A Unit redemption rights were eliminated and thus will be reclassified from equity mezzanine to equity in the first quarter of 2017.

Subsequent increase in 2degrees ownership
In January 2017, the Company converted an outstanding intercompany loan balance with 2degrees into ordinary shares of 2degrees. 10,920,280 shares of 2degrees were issued to the Company in full repayment of the principal and interest due and payable to the Company of $13.9 million. As a result of this transfer, the Company’s ownership interest in 2degrees increased by 1.0% from 62.9% to 63.9% . Upon completion of the spectrum license payment on behalf of TIRS, as discussed in Note 5 – Goodwill, License Costs and Other Intangible Assets, and after giving effect the above described loan conversion, Trilogy International Partners LLC has $31.0 million of convertible loans receivable from its subsidiaries.

Further, in connection with the completion of the Arrangement Agreement on February 7, 2017, the Company indirectly acquired the interests of noncontrolling shareholders in 2degrees. Upon completion of the Arrangement Agreement, Trilogy currently indirectly holds 73.3% of 2degrees.